January 20, 2010
Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Virco Mfg. Corporation Form 10-K for the fiscal year ended January 31, 2009 Filed April 16, 2009 File No. 1-8777
Dear Mr. O’Brien:
     This letter responds to your letter dated January 8, 2010, regarding Virco Mfg. Corporation’s (“Virco” or the “Company”) Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended January 31, 2009 (filed April 16, 2009). A copy of this letter was also faxed to Jenn Do at (703) 813-6968, whose name appeared on the original fax we received. Each of your comments from the January 8, 2010 letter is set forth below, followed by our related response.
Results of Operations
1.	We note your response to comment 1 in your letter dated February 12, 2007, whereby you indicated that more than 90 percent of the Company’s sales are priced under multi-year, bid basis-type contracts and that in future filings, you would quantify the percentage of sales derived from such contracts. However, it appears neither the business section on pages 6-7 nor MD&A contains this information. Because you have been experiencing sales declines due to the recessionary economy and given that these contracts impact your ability to increase selling prices, it appears that such information would be helpful for investors to better understand to what extent sales are impacted by contract constraints. For example, on page 6 you state that during the period covered by these annual contracts, the Company has very limited and in some cases no ability to increase selling prices. However, on page 25 under your sales discussion, you indicate that you were able to raise prices, at least modestly, through the third quarter of fiscal 2009. Therefore, please confirm to us that you will revise future filings accordingly, or otherwise explain to us why such information is not material information for investors.

Since we delivered to you our response letter dated February 12, 2007, Virco has been able to build more flexibility into many of its current contracts, including its largest and most important contract with a nationwide purchasing organization.

Despite this improvement in contract terms, however, the Company remains susceptible to volatility in commodity prices for the reasons described below.

In an effort to best communicate the risks associated with commodity pricing, the Company endeavors to communicate the most relevant and useful information to its investors. As more fully articulated below, because the risks to our business caused by the price of commodities result more from the interplay between the seasonality and nature of our business and the flexibility afforded to us under all of our contracts than simply our percentage of sales under annual contracts, the Company does not believe the percentage of sales derived from our annual contracts is material information for investors. In future filings, the Company will more fully articulate the nature of its contracts and the consequent risk from seasonality and volatile commodity prices. Our reasons for this are as follows:

First, in our letter dated February 12, 2007, we stated that the portion of sales under annual contracts was greater than 90%. This is not unique to Virco, as Virco competes with other providers of Furniture, Fixtures, and Equipment (FF&E) in the education market for these annual contracts. As such, the total cumulative percentage of sales under annual contracts is not a metric that is measured or used by management. We believe that if this metric is not significant enough to warrant measuring or monitoring by management, it is unlikely that this metric is material to financial statement users.

Second, while we have endeavored to build increased pricing flexibility into the terms of our contracts as a result of the extreme volatility in the price of steel we experienced several years ago, we believe the risks related to the seasonal nature of the Company’s business coupled with the terms of our contracts are more relevant than simply the total percentage of sales under annual contracts. During the last five years, the Company has experienced unusual and severe price volatility in two of its largest raw materials, steel and oil (which impacts plastic, energy and freight). During the second quarter of 2008, the Company saw the cost of steel increase nearly 80%. The price increase you reference affected the majority (but not all) of our customers, but only applied to orders received in the third quarter. All orders received during and before the end of the second quarter, including the backlog of orders in house on July 31, 2008 were shipped at prices quoted prior to July 31. Due to the seasonality of our business, the effect of the increased cost of steel and customer price increase straddled our seasonal peak. Approximately 67% of our annual orders were received in the first six months prior to the price increase, and an even greater percentage, nearly 75%, of annual shipments were under pricing in effect prior to the third quarter. As a result, the time delay between our incurrence of rising steel costs, on the one hand, and our implementation of price increases, on the other hand, adversely impacted our gross margin for the year.

Third, we believe an understanding of our most significant individual contract, how our customers use this contract, and how Virco uses this contract is of far greater value to our investors. In order to provide investors with the most relevant information regarding our contracts that distinguishes Virco from other providers of FF&E, the Company includes extensive disclosure regarding the one significant nationwide contract that is unique to Virco, provides a competitive advantage to Virco, and is used to price approximately 40% of the Company’s annual sales volume. We believe the discussion of this significant contract provides investors with far more relevant information than simply reporting the portion of sales sold under annual contracts.

In light of the foregoing, in future filings, the Company will more fully articulate the nature of its contracts and the consequent risk from volatile commodity prices, taking into account, among other things, the facts noted above.

2.	Based on your disclosure on page 36, it appears that Ernst & Young are your independent auditors, who provided separate reports on your financial statements (page 38) and internal control over financial reporting (page 37), as well as a consent (Exhibit 23.1). However, their signatures arc not included in these reports. Please advise.

Virco Mfg. Corporation did obtain audit reports on Virco’s financial statements and internal control over financial reporting as well as a consent from Ernst & Young, Virco’s independent auditor, all of which were in the form and dated as filed in the Form 10-K and were manually signed by Ernst & Young prior to the filing of the Form 10-K. Documentation of such signatures were inadvertently excluded from the Form 10-K as filed and will be disclosed in future filings with respect to future reports.

Per the Staff’s request, we hereby acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 533-3372 or Ari Lanin of Gibson, Dunn and Crutcher at (310) 552-8581.

Sincerely, /s/ Robert E. Dose Robert E. Dose Vice President Finance